[SUN NEW MEDIA LETTERHEAD]
August 11, 2006
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mike McTiernan

Re:	Sun New Media, Inc. Amendment No. 2 to Registration Statement on Form SB-2 File No. 333-132343
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, Sun New Media, Inc. (the “Company”) hereby requests the withdrawal of Amendment Number 2 to the Company’s Registration Statement on Form SB-2, File No. 333-132343 (the “Registration Statement”). The Company intends to immediately refile the Registration Statement as Post-Effective Amendment No. 1 to the Registration Statement on SB-2. No offers or sales of the Company’s common stock were made pursuant to the Registration Statement.
Should you have any questions regarding this matter, please contact Peter Astiz (650/833-2036) or Elizabeth O’Callahan (650/833-2271) of DLA Piper Rudnick Gray Cary US LLP.
Sincerely,
/s/ FRANK ZHAO
Frank Zhao
Chief Financial Officer